CUSIP No. 29268T102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Energy Focus, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

29268T102

(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

February 26, 2009
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power (1)
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 19.9%(1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)     See Item 5(a) of this Amendment No. 6 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 29268T102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power (1)
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 19.9%(1)

(14)	Type of Reporting Person (See Instructions) IN

______________
(1)     See Item 5(a) of this Amendment No. 6 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 29268T102

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power (1)
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 19.9%(1)

(14)	Type of Reporting Person (See Instructions) OO

______________
(1)     See Item 5(a) of this Amendment No. 6 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. 29268T102

Item 1.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share (“Common Stock”) of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on August 31, 2007 (the “Initial Schedule 13D”) and prior amendments thereto.  Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

This Amendment No. 6 is being made to report the election of David Gelbaum to the Issuer’s board of  directors (the “Board”) on February 26, 2009.  On that same date, the Issuer awarded to Mr. Gelbaum a non-statutory option under the Company’s 2008 Stock Incentive Plan to purchase 10,000 shares of Common Stock at an exercise price per share of $1.05 (the “Option”).  The Option has a term of ten years and vests and becomes exercisable in twelve equal monthly installments beginning on the first month after the award.  Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D or prior amendments thereto.

Item 4.  Purpose of Transaction

As previously disclosed in the Initial Schedule 13D, the Reporting Persons purchased securities of the Issuer for investment purposes only.  While Mr. Gelbaum has no current plan or intention to do so, he reserves the right, in his capacity as a director or otherwise, to propose that the Board consider from time to time one or more of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment No. 6, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.                      Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 6, the Reporting Persons owns 2,685,479 shares of Common Stock, currently exercisable warrant to purchase up to 1,560,062 shares of Common Stock (the “Warrant”), and the Option described in Item 1 of this Amendment No. 6.  Without any limitation on exercise of the Warrant and because the Option has yet to vest as of the date of this Amendment No. 6, the Reporting Persons may be deemed beneficial owners of a combined total of 4,245,541 shares of Common Stock, representing 25.9% of total outstanding Common Stock (including Common Stock issuable upon exercise of the Warrant).  However, in accordance with the limitations on exercise in the Warrant, a form of which is attached to Amendment No. 4 filed on 3/21/2008, the number of shares of Common Stock that may be acquired by the Reporting Persons upon any exercise of the Warrant is limited to the extent necessary to insure that, following such exercise, the total number of Common Stock then beneficially owned by the Reporting Persons does not exceed 19.9% of the total outstanding Common Stock (including the Common Stock issuable upon such exercise).  Therefore, in calculating beneficial ownership and percentage of beneficial ownership in accordance with Rule 13D, the Reporting Persons shall be deemed beneficial owners of that certain number of Common Stock which would represent a maximum of 19.9% of total outstanding Common Stock.

(b) The Reporting Persons have shared voting and dispositive power with respect to their shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c) Not applicable.

CUSIP No. 29268T102

(a) Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a) Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 6 to Schedule 13D.

CUSIP No. 29268T102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: March 2, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 6 to Schedule 13D

The undersigned agree that the Amendment No. 6 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.

Dated: March 2, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust